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                     August 18, 2020

       Evan Horrowitz
       Chief Executive Officer
       Farmhouse, Inc.
       1355 Market Street, Suite 488
       San Francisco, CA 94103

                                                        Re: Farmhouse, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 14,
2020
                                                            File No. 333-238326

       Dear Mr. Horrowitz:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

               You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
       Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
       Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at
(202) 551-3350 with
       any other questions.





                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology